

September 23, 2014

Via E-mail
Sergey Solonin
Chief Executive Officer
QIWI plc
Severnoe Chertanovo Microdistrict
1A building 1
Moscow, 117648
The Russian Federation

> **Re:**   **QIWI plc**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed March 12, 2014**
> **File No. 1-35893**

Dear Mr. Solonin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 56

5A. Operating Results, page 56

Segments, page 57

1. We note your disclosure regarding your planned internal reorganization around functional lines and the resulting reduction in reportable segments from three reportable segments to one in fiscal 2014. Please tell us the operating segments identified after the reorganization and the basis for such identification under paragraphs 5 through 10 of

      IFRS 8. If operating segments are aggregated for purposes of determining reportable segments, please tell us how the aggregation criteria in paragraph 12 of IFRS 8 are met. In this regard, we note the historical presentation of separate reportable segments for Qiwi Distribution and Visa Qiwi Wallet reflects wide variances in the growth and profitability rates of these business operations.

2. We note on page F-44 that the chief operating decision maker (CODM) was determined to be the CEO, Mr. Solonin. Please tell us whether the CODM changed as part of the internal reorganization. If not, tell us how you determined the chief operating decision maker to be the CEO and not the COO, Mr. Agakov. In your response, describe to us the roles and responsibilities of the COO.

Results of Operations, page 69

3. Where you indicate there was an increase in bad debt expense related to agent accounts receivable in 2013 compared to 2012 and in 2012 compared to 2011, please elaborate on the reasons for the increased bad debt expense and also indicate whether you expect the significant increase in bad debt expense in these two periods is indicative of future results and why or why not.

Notes to the consolidated financial statements, page F-9

2. Principles underlying preparation of consolidated financial statements, page F-12

4. Please tell us your consideration of the applicability of the disclosure requirements in paragraphs 10(b)(i) and 13 of IFRS 12 regarding the nature and extent of restrictions on your ability to access or use assets and settle liabilities of entities within the Group.

3. Summary of significant accounting policies, page F-16

3.12 Special contribution for defence of the Republic of Cyprus, page F-26

5. With a view toward providing enhanced disclosure in future filings, please help us understand the extent to which you have been subject to special contribution for defence assessments on deemed dividend distributions to your shareholders. Please also help us understand how you account for any special contribution for defence amounts payable or paid by the Company for the account of its shareholders. Likewise, and with a view toward providing enhanced disclosure in Note 27. Income Tax, please help us understand the extent to which you have been subject to defence contributions on dividends received by the Company from abroad. Tell us whether these taxes on dividends are reflected in the reconciliation of theoretical to actual income tax expense under the caption "tax on dividends" and if not, what this line item represents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief